Exhibit 99.2


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

          ELAN ANNOUNCES PRICING OF US$1.15 BILLION AGGREGATE PRINCIPAL
                             AMOUNT OF SENIOR NOTES


Dublin, Ireland, November 11, 2004 - Elan Corporation, plc ("Elan") today announced the pricing of the offering of US$1.15 billion aggregate principal amount of Senior Notes by its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp. Elan increased the size of the offering from the US$850 million aggregate principal amount previously announced. The Senior Notes consist of US$850 million aggregate principal amount of 7 3/4% Senior Fixed Rate Notes due 2011 and US$300 million aggregate principal amount of Senior Floating Rate Notes due 2011. The Floating Rate Notes will bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.0%, except the first interest payment, which will bear interest at a rate equal to six-month LIBOR plus 4.0%. The Senior Notes will be guaranteed by Elan and certain of Elan's subsidiaries. The offering is expected to close on November 16, 2004, subject to customary closing conditions.

The net proceeds from the offering will be used to fund the previously announced tender offer by Elan International Services Ltd., a wholly-owned subsidiary of Elan, to purchase up to US$351 million in aggregate principal amount of Series B Guaranteed Notes and Series C Guaranteed Notes issued by Elan Pharmaceutical Investments III, Ltd., a wholly-owned subsidiary of Elan, and guaranteed by Elan, and the consent payment provided for in the related consent solicitation by Elan, and for working capital and other general corporate purposes.

The Senior Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States


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Elan Announces Pricing of US$1.15 Billion Aggregate Principal Amount of Senior
Notes


or to U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the Senior Notes will be made only by means of a private offering memorandum.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the Senior Note offering. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Factors that could effect whether the offering is completed include, among other things, the risk that the conditions to the offering are not satisfied. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6- K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.


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